

September 9, 2019

Xiao Ping Zhang
Chairman and Chief Executive Officer
SORL Auto Parts Inc.
No. 2666 Kaifaqu Avenue
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re: SORL Auto Parts Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Filed August 14, 2019**
> **File No. 000-11991**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Exhibits

1. Refer to your Section 906 Certification at Exhibit 32. We note in the opening paragraph you refer to the Form 10-Q for the period ended March 31, 2018 rather than to the Form 10-Q for the period ended June 30, 2019. As such, please amend your Form 10-Q in its entirety for the quarterly period ended June 30, 2019 to provide a corrected Exhibit 32 certification. Refer to analogous guidance at Section 246.14 of the Staff's Compliance & Disclosure Interpretations (C&DIs) of Regulation S-K.

Xiao Ping Zhang
SORL Auto Parts Inc.
September 9, 2019
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure